UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
OR
☐    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 001-35854

 A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Independent Bank 401(k) Profit Sharing Plan
 B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069-3257

Independent Bank 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014 and for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Audit Committee
Independent Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Independent Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

Dallas, Texas
June 27, 2016

Independent Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value:
Shares of registered investment companies:
Money market fund	$34,069	$23,873
Mutual funds	16,078,670	14,480,961
Common stock	705,344	387,164
Collective investment trust	1,966,984	1,888,064
Total investments at fair value:	18,785,067	16,780,062

Receivables:
Participant	97,407	—
Employer	50,176	—
Total receivables:	147,583	—

Total assets	18,932,650	16,780,062

Liabilities	—	—

Net assets available for benefits	$18,932,650	$16,780,062

See Notes to Financial Statements.

Independent Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income (loss):
Net realized and unrealized loss on investments	$(1,351,713)
Dividend income	1,070,373
Total investment loss	(281,340)

Contributions:
Employer	1,201,420
Participants	2,247,872
Rollover	750,306
Total contributions	4,199,598
Total additions	3,918,258

Deductions from net assets attributed to:
Benefits paid to participants	1,765,670
Total deductions	1,765,670

Net increase in net assets available for benefits	2,152,588

Net assets available for benefits:
Beginning of year	16,780,062

End of year	$18,932,650

See Notes to Financial Statements.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Independent Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan whereby eligible employees of Independent Bank (the Employer and Plan Sponsor) are permitted to make contributions that are tax deferred under section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2014, the Plan Sponsor acquired Live Oak Bank and the Plan was amended effective January 1, 2014 to provide the employees of Live Oak Bank inclusion into the Plan. The amendment also provided credit for prior service with Live Oak Bank.

Effective April 15, 2014, the Plan Sponsor acquired Bank of Houston and the Plan was amended effective May 1, 2014 to provide the employees of Bank of Houston inclusion into the Plan. The amendment also provided credit for prior service with Bank of Houston.

Effective September 2, 2014, the Plan revised their mutual fund offering to participants. Certain of the Plan funds were replaced to offer participants additional diversity and lower overall fees. The Plan also began to offer the stock of its sponsor's 100% owner, Independent Bank Group, Inc. (IBG) (NASDAQ symbol: IBTX), effective September 2, 2014. This investment option is available to be utilized for contributions and will accept participant balance transfers.

Effective October 1, 2014, the Plan Sponsor acquired Houston Community Bank and the Plan was amended effective October 1, 2014 to provide the employees of Houston Community Bank inclusion into the Plan. The amendment also provided credit for prior service with Houston Community Bank.

Eligibility: Employees become eligible for participation upon attaining the age of eighteen and completing three months of service, as defined by the Plan. Eligible employees may enter the Plan on the first day of the quarter following fulfillment of the eligibility requirements.

Vesting: Participant contributions, employer matching contributions, employer discretionary contributions, plus actual earnings thereon are fully vested and nonforfeitable.

Contributions: Each year, participants may elect to make salary deferral contributions of pretax and post-tax compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and certain maximum limitations imposed by the Code as defined by the Plan. Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans by means of rollover contributions.

The Plan includes an automatic salary deferral feature which, unless otherwise directed, defers at a rate of 3% of eligible compensation. Unless otherwise elected, for each subsequent Plan year, the automatic deferral amount will increase by 1% of compensation up to a maximum of 15% of compensation.

The Employer makes matching contributions up to 6% of the participant’s eligible compensation, based on years of service to the Employer, in accordance with the following schedule:

Years of Service	Matching %
0-5	50%
6-10	75%
>10	100%

The Employer may also make additional discretionary contributions to the Plan. No such discretionary contributions were made during the year ended December 31, 2015.

Participant accounts: Each participant’s account is credited with the participant’s contribution and the Employer’s matching contributions and with allocations of (a) discretionary contributions, and (b) Plan earnings less administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Investment options: Participants must direct contributions to selected investments as made available and determined by the Plan sponsor. Participants may change their investment options any time throughout the year via internet or direct phone access to the Retirement Services Division of Massachusetts Mutual Life Insurance Company, the recordkeeper of the Plan.

Payment of benefits: On termination of service due to retirement, death, disability or separation from service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount or periodic installments. The Plan also allows participants to make hardship withdrawals, subject to certain limitations, as defined. If a participant’s vested balance is $1,000 or less, the participant will receive a single lump distribution of their entire vested account balance. In the event of a distribution that is greater than $1,000 but less than $5,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan in a direct rollover or to receive the distribution, then the Plan Administrator will pay the distribution in a direct rollover to an IRA designated by the Plan Administrator. In-service distributions may be made in accordance with the Plan agreement once a participant has attained the age of 59 ½.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain (losses) on investments includes gains and losses on investments purchased and sold as well as held during the year. Capital gain distributions from mutual funds that are reinvested are included with dividends on the statement of changes in net assets available for benefits.

Payment of benefits: Benefit payments are recorded when paid.

Risk and uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Income taxes: Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

New accounting pronouncements: In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. This update is effective for the Plan beginning after December 15, 2015; earlier application is permitted. Plan management has elected to early adopt ASU 2015-07 in these financial statements and has determined based on the expanded definition of Readily Determinable Fair Value, (RDFV) per ASU 2015-10, Technical Corrections and Improvements, that NAV of the collective investment trust does not qualify as a practical expedient and such investments should continue to be included in the fair value hierarchy. Adoption and application of the Update therefore has no effect on the Plan's financial statements or disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of Plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Plan management has elected to early adopt Part I and II for the Plan year ending December 31, 2015 and the amendments in Parts I and II have been applied retrospectively to the year ended December 31, 2014. Prior year disclosures in Note 3 have been revised to reflect the retrospective application.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Shares of registered investment companies: The money market fund and mutual funds are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year end. The funds held by the plan are deemed to be actively traded.

Common stock: Common stock fund consists of the Plan's investment in Independent Bank Group, Inc. common stock, which is recorded at fair value, which is the closing price per the Nasdaq Global Select Market.

Collective investment trust: The collective investment trust (CT) is comprised primarily of fully benefit-responsive investment contracts through synthetic guaranteed investment contracts issued by banks, insurance companies and other financial institutions, designed to provide principal stability, competitive yields, and liquidity. The CT is valued at the net asset value of units of the Invesco Stable Value Trust, as reported in the audited financial statements by the managers of the CT and as supported by unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Participant transactions and redemptions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 24 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2015, there were no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Fair Value Measurements at Reporting Date
	Level 1	Level 2	Level 3	Total
December 31, 2015
Registered investment companies:
Money Market Fund	$34,069	$—	$—	$34,069
Mutual Funds	16,078,670	—	—	16,078,670
Common Stock-Independent Bank Group, Inc.	705,344	—	—	705,344
Collective investment trust	—	1,966,984	—	1,966,984

Total assets in fair value hierarchy	$16,818,083	$1,966,984	$—	$18,785,067

December 31, 2014
Registered investment companies:
Money Market Fund	$23,873	$—	$—	$23,873
Mutual Funds	14,480,961	—	—	14,480,961
Common Stock-Independent Bank Group, Inc.	387,164	—	—	387,164
Collective investment trust	—	1,888,064	—	1,888,064

Total assets in fair value hierarchy	$14,891,998	$1,888,064	$—	$16,780,062

For the years ended December 31, 2015 and 2014, there were no transfers between levels.

Note 4. Administrative Expenses

Employees of the Employer perform certain administrative functions with no compensation from the Plan. Administrative expenses may be paid out of the assets of the Plan or by the Employer. Administrative expenses of the Plan were paid by the Employer in 2015.

Note 5. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Employer, and certain others. As such, transactions conducted by or with Reliance Trust Company, the Plan’s trustee, Massachusetts Mutual Life Insurance Company, the Plan's recordkeeper, and it's subsidiary Oppenheimer, Nova 401(k) Associates, the Plan’s third party administrator, the Employer and it's 100% owner, IBG, qualify as party-in-interest transactions.

Note 6. Income Tax Status

The Plan operates under a volume submitter plan document sponsored by Nova 401(k) Associates. The volume submitter plan received an opinion letter dated March 31, 2014 from the Internal Revenue Service as to the volume submitter plan’s qualified status. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 7. Plan Termination

While there is no intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

Note 8. Related Party Transactions

The Plan held 22,042 and 9,912 shares of IBG's common stock as of December 31, 2015 and 2014, respectively, with fair values of $705,344 and $387,164, respectively.

During the year ended December 31, 2015, the Plan had purchases of $616,115, sales of $173,749 and incurred a net realized gain of $24,869 and an unrealized loss of $124,186 on the investment. Dividend income earned during the year was insignificant.

Note 9. Subsequent Event

In preparing the Plan's financial statements, Plan management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of filing these financial statements with the SEC.

Effective April 1, 2016, the Plan was amended to clarify the definition of eligible compensation by including certain compensation exclusions as defined in the Plan. In addition, the amendment formally provided credit for Grand Bank employee's prior service. Grand Bank was acquired by the Plan Sponsor in 2015 and the employees were considered for Plan eligibility effective as of the acquisition date.

Independent Bank 401(k) Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015
EIN: 13-4219346
PN: 001

		(c)
	(b)	Description of investment including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	Value
	Goldman Sachs	Goldman Sachs FS Prime Obligation Money Market Fund	**	$34,069
	Dreyfus	Dreyfus Basic S&P 500 Index Fund	**	1,290,200
	Franklin Templeton	Franklin Dyna Tech A Fund	**	118,473
	MFS	MFS Conservative Allocation R3 Fund	**	646,267
	MFS	MFS Moderate Allocation R3 Fund	**	2,507,446
	MFS	MFS Growth Allocation R3 Fund	**	654,769
	MFS	MFS Aggressive Growth Allocation R3 Fund	**	896,222
	American Funds	American Funds New World Fund R3	**	947,763
	Delaware	Delaware US Growth A Fund	**	2,812,399
	Franklin Templeton	Franklin Small Cap Value A Fund	**	840,906
	JP Morgan	JPMorgan SmartRetirement 2015	**	5,310
	JP Morgan	JPMorgan SmartRetirement 2020	**	143,240
	JP Morgan	JPMorgan SmartRetirement 2025	**	176,583
	JP Morgan	JPMorgan SmartRetirement 2030	**	337,951
	JP Morgan	JPMorgan SmartRetirement 2035	**	12,855
	JP Morgan	JPMorgan SmartRetirement 2040	**	57,668
	JP Morgan	JPMorgan SmartRetirement 2045	**	46,460
	JP Morgan	JPMorgan SmartRetirement 2050	**	64,633
	JP Morgan	JPMorgan SmartRetirement Income	**	25,918
	Blackrock	Blackrock Basic Value A Fund	**	2,259,712
*	Oppenheimer	Oppenheimer International Growth A Fund	**	537,269
	American Century	American Century Inflation-Adjusted Bond Fund	**	113,700
	Putnam	Putnam Income Fund	**	1,271,909
	Hartford	Hartford Small Cap Growth R4 Fund	**	311,017
	Invesco National Trust Co	Collective Trust: Invesco Stable Value Trust V	**	1,966,984
*	Independent Bank Group, Inc.	Common Stock	**	705,344

				$18,785,067

* A party-in-interest as defined by ERISA
** Cost omitted for participant directed investments

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Independent Bank 401(k) Profit Sharing Plan

Date: June 27, 2016	By: Independent Bank, as Plan Administrator

By: /s/ Jan Webb
Jan Webb
Executive Vice President and Secretary

Exhibit Index

Exhibit Number        Exhibit
23.1            Consent of Independent Registered Public Accounting Firm - RSM US LLP